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                                                                     EXHIBIT 6.1

Date

Letter of Agreement

This letter, when executed, will constitute an agreement (the "Affiliate Agreement") between XXXX (the "Affiliate"), a publicly traded company, and Westergaard Broadcasting Network.com, Inc. ("WBN.com"), an Internet-based financial publishing and broadcasting company, whereby the Affiliate agrees to have WBN.com construct and maintain a WBNcyberStation on the Affiliate's behalf within WBN.com's website.

The annual Affiliate fee of $48,000, will be billed quarterly in advance. The term of this agreement shall be 12 months. After the 12 month term, this agreement shall remain in place unless either party gives notice to cancel with 90 days notice. WBN.com agrees to perform the following services:

      o Construct and maintain a WBNcyberStation(TM) in a manner and style consistent with other Westergaard WBNcyberStations(TM) which shall include:

            i. an independent research report prepared annually by an analyst assigned by WBN.com (the "Analyst")

            ii. routine commentary and follow-up as warranted to be provided by the Analyst and WBN.com editors (the "Editor") with respect to the Affiliate or with respect to matters pertaining to the Affiliate

            iii. an aggregation of information and data prepared by WBN.com and/or references to published information (both on-line and off-line) as deemed relevant by WBN.com.

      o Conduct occasional live Internet radio interviews and make interviews available for replay on demand.

      o Maintain a review of Affiliate message boards at Yahoo!, Silicon Investor, Motley Fool, Raging Bull and other similar forums for the purpose of assuring accuracy of information exchange and guarding against posting of purposefully misleading and fraudulent information.

      o Extend invitations to the Affiliate, to co-host Westergaard Waldorf conferences at a 50% discount to the published fee.

   The Affiliate explicitly recognizes WBN.com's independence and that of its


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contracted Analysts with respect to all editorial content including judgments, conclusions, projections analysis. The Affiliate further waives any recourse to Analysts contracted by WBN.com with respect to any editorial content provided by such Analysts. WBN.com may, at its discretion, provide the Affiliate the opportunity to review materials or reports prior to their being published within the Affiliate's WBNcyberStation. The purpose of such prior viewing would be to allow for the correction of any misinformation or misrepresentations of fact. WBN.com shall not be liable for the content of published materials or reports to the extent that the Affiliate has exercised its right to prior review hereunder.

WBN.com accepts responsibility for all editorial material published at the WBNcyberStation(TM) to the extent factual material contained therein is derived from independent sources. To the extent that editorial material contains factual information about the Affiliate provided by the Affiliate for presentation at the Affiliate's WBNcyberStation(TM), WBN.com shall not be liable for its accuracy.

Accepted by:


Affiliate                           Westergaard Broadcasting Network.com,
Inc.


Signature:                          Signature:
          --------------------                ------------------


Name:                               Name:
     -------------------------            ----------------------


Title:                              Title:
      ------------------------            ----------------------


Date:                               Date:
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